
July 31, 2007

via U.S. Mail

Mr. David Wallace
Chief Executive Officer
Ecoland International, Inc.
4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, California 91423

>   **Re: Ecoland International, Inc.**
>   **Amendment No. 3 to Registration Statement on Form SB-2**
>   **Filed July 16, 2007**
>   **File No. 333-140396**

Dear Mr. Wallace:

We have reviewed your filing and response letter dated July 16, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form SB-2

Market Analysis, page 15

1.   We note your response to prior comment 5. To put your assumptions in a better context, disclose here the total amount of guano in metric tons you have sold in South Africa in the past year and since inception.

Financial Statements

2.   Please refer to the financial statement updating requirements of Rule 3-10(g) of Regulation S-B and provide updated audited financial statements with your next

amendment.

3.   Please provide an updated consent with your next amendment.

Bat Guano Harvesting, Sterilization and Packaging, page 12

4.   We note your disclosure that you have established a stockpile of bat guano in
        South Africa. Please explain why you have not reported any inventory on your
        balance sheet.

Market Analysis, page 14

5.   We note your reference to cost per pound. Please also provide the equivalent cost
        per kilo for the convenience of the reader. We note that you have provided cost
        per kilo in other parts of your filing.

Summary Compensation Table, page 25

6.   We note your disclosure on page 26 that indicates that you issued 20 million
        common shares to Capital Sense Ltd, formerly Robert Russell on June 30, 2005.
        Please explain why this issuance is reported as a restricted stock award for your
        fiscal year ended May 31, 2005.

7.   We note your disclosure on page 24 that indicates that you agreed to issue options
        for 20 million common shares to David Wallace on May 15, 2005. Please explain
        why this issuance is reported as a restricted stock award for your fiscal year ended
        May 31, 2006. We note that the options were exercised on September 7, 2005.

Financial Statements

Note 3 – Common Stock, page F-10

8.   Please revise your disclosure to clarify whether or not the shares issued to David
        Wallace represent purchase consideration in exchange for his ownership of Guano
        Distributors (Pty) Ltd or stock based compensation.

9.   We note your disclosure on page 24 that you issued options to David Wallace in
        exchange for his ownership in Guano Distributors. Please expand your disclosure
        to indicate the terms of this transaction and how it was accounted for.
        Additionally, explain how you determined the value of the options issued.

10.   Please explain why it is appropriate to determine the fair value of the shares to
        Robert Russell and David Wallace based on the fair value of services provided in
        connection with the formation of the Company. Refer to paragraphs 18 and 20 of
        SFAS 123.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Stertzel
        J. Davis
        J. Wynn

        via facsimile
        Norman T. Reynolds, Esq.
        Glast, Phillips & Murray, P.C.
        (713) 237-3202